

**FOR IMMEDIATE RELEASE**

For more information contact:
Rosita Covarrubias / Macarena Gili
Investor Relations Department
(56-2) 427-3581 or 427-3416

<u>**CCU S.A. ANNOUNCES INTERIM DIVIDEND**</u>

(Santiago, Chile, December 4, 2008) – The Board of Directors approved yesterday the distribution, with charge to year 2008's profits, of Interim Dividend Nº236, which amounts to Ch$47 per share (Ch$235 per ADR), totaling Ch$14,969,634,984. This dividend will be paid on January 9, 2009 to all the shareholders of the record as of January 3, 2009.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.